August 15, 2005

AMENDED

To the Following Securities Commission(s):

Alberta Securities Commission	B.C. Securities Commission
Manitoba Securities Commission	New Brunswick Securities Commission
Newfoundland Securities Commission	Nova Scotia Securities Commission
Securities Registry-Northwest Territories	Nunavut Securities Commission
Ontario Securities Commission	P.E.I. Securities Commission
Quebec Securities Commission	Saskatchewan Securities Commission
Justice Services Division-Yukon

To the Following Stock Exchange(s):

Toronto Stock Exchange

Dear Sirs:

Re:	Special Meeting Dynamic Oil & Gas, Ltd.

We are the Registrar and Transfer Agent for the above noted Company and as such we advise you of the following dates in connection with their Annual General and Special Meeting of Shareholders:

Date of Meeting:	September 27, 2005
Record Date:	August 26, 2005
Material Mail Date:	September 12, 2005 should be September 2, 2005
Applicable Securities:	Common
Cusip Number:	267906 10 5

Yours truly,

CIBC MELLON TRUST COMPANY

“Gilda Brombal”
Client Services

/gb

CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9
CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks.